Exhibit 99.(a)(16)

The following e-mail was sent to all U.S. employees of Oplink Communications, Inc. on December 17, 2014:

To All:

To address some questions we’ve been getting, below is a recap of how your stock options, RSUs and ESPP and other shares of stock will be cashed out in the upcoming acquisition of Oplink Communications, Inc. (“Oplink”) by Koch Industries, Inc. (“Koch”).

On the acquisition closing date, Oplink will be merged with a Koch subsidiary. The closing date is expected to be Tuesday, December 23, 2014.  We will update you if the closing date changes.

Stock Options

All outstanding options (both vested and unvested) will be converted into the right to receive the cash value of the options, based on the $24.25 purchase price.  The option cash amounts will be paid through Oplink payroll on December 24, 2014 (unless the closing is delayed).  As a reminder, you have until 5:00 pm PT today to exercise any stock options, if you wish to do so.

RSUs

All outstanding RSUs will be converted automatically into the right to receive the cash value of the RSUs, based on the $24.25 purchase price.  The RSU cash amounts will be paid through Oplink payroll on December 24, 2014 (unless the closing is delayed).

ESPP and Other Shares

Any outstanding shares of stock you hold in your Etrade account, whether from ESPP purchases, option exercises or RSUs that have vested, will be converted into cash at the $24.25 price.  The payments for these shares will not be paid through payroll, but will be paid directly to your Etrade account.

Tax Withholding

Please note that all cash payments made through payroll (the stock option and RSU cash-out amounts) are subject to required withholding taxes.  For this special payroll, ADP has created a temporary template for state and federal taxes. Instead of the maximum $999 on state tax, for this payroll you can withhold unlimited additional tax amounts for both federal and state taxes.

Our standard payroll deduction is 43%, to cover estimated federal and state income tax, Social Security, Medicare and state SDI.  If you wish to have additional amounts withheld for federal or state taxes, on top of the 43%, please fill out the federal and/or state tax withholding form attached.   Please turn in forms to Ann by Thursday morning, December 18, 2014.  Please be sure to put a note on the top right indicating “Special Payroll 12/24/2014 Only”.

401(k)

If you have not reached the 2014 salary deferral limit, you can elect to have 401(k) contributions deducted from the special 12/24/2014 payroll.   The 401(k) change form attached.  Please also make sure to fill out another form for the new election if you do not wish to continue the new election level for 2015 plan year.